February 24, 2014

Mr. Robert S. Littlepage

Accountant Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C.  20549

Via EDGAR

Dear Mr. Littlepage:

This letter is in response to your letter dated February 7, 2014, regarding Chase Corporation’s Form 10-K for the fiscal year ended August 31, 2013, and the Form 10-Q for the quarterly period ended November 30, 2013.  In addition to the Company’s response we have also included the Staff’s comment.

Form 10-K for the Fiscal Year Ended August 31, 2013

Item 7 - Management’s Discussion and Analysis of Financial Condition

Liquidity and Sources of Capital, page 21

Comment No. 1

Given your foreign operations, please enhance your disclosure to address the following:

•                  Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of January 31, 2014 and August 31, 2013; and

•                  Discuss the fact that if the foreign cash and cash equivalents are needed for your commitments in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.  Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response to Comment No. 1

•                  The Company had cash and cash equivalents of $38,912,000 and $29,997,000, as of January 31, 2014 and August 31, 2013, respectively.  Of this amount $11,335,000 and $10,013,000 were held outside the U.S. by our foreign subsidiaries as of January 31, 2014 and August 31, 2013, respectively.  In future filings, we will disclose the amount of foreign cash and cash equivalents similar to above, in the Liquidity and Sources of Capital section.

•                  The Company’s cash and cash equivalents in foreign locations are currently used for operational and investing activities in those locations.  Given our current cash position in the U.S. and the potential for increased investment and acquisitions in foreign jurisdictions, we do not have a history of repatriating a significant portion of our foreign cash.  However, we do not currently take the position that undistributed foreign subsidiaries’ earnings are considered to be permanently reinvested.  Accordingly, in accordance with FASB Accounting Standards Codification 740-10-25, Income Taxes, the Company recognizes a deferred tax liability for the estimated future tax effects attributable to temporary differences due to these unremitted earnings.  In the event that circumstances should change in the future and we decide to repatriate these foreign amounts to fund U.S. operations, the Company would pay the applicable U.S. taxes on these repatriated foreign amounts to satisfy the previously recorded tax liability.  In future filings, we will discuss our plans for repatriating or permanently reinvesting, as applicable, overseas cash, as well as the impact of such plans on our sources and needs for capital.  We will also address the tax implications of any such repatriation or permanent reinvestment.

Form 10-Q for the Quarterly Period Ended November 30, 2013

Note 8 — Sale of Insulfab Product Line, page 13

Comment No. 2

Please explain to us why you did not report the sale of the Insulfab product line as a discontinued operation in accordance with ASC 205-20.  Specifically address in your response whether the product line met the definition of a component.

Response to Comment No. 2

In October 2013, the Company sold substantially all of its property and assets, including intellectual property, comprising the Insulfab® product line for $9.9 million in total consideration.  Management considered the provisions of FASB ASC 205-20, Presentation of Financial Statements — Discontinued Operations, and concluded that the Company should not report the results of operations of its Insulfab product line in discontinued operations.

In accordance with the provisions of FASB ASC 205-20, in order to require reporting as “discontinued operations” the assets disposed of must qualify as a “component of an entity”.  The Company had concluded that the Insulfab product line did not meet the definition of a “component of an entity,” as defined in ASC 360-10-20, as the product line did not have operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

The products that comprise the Insulfab product line were manufactured exclusively at our Taylorsville, NC manufacturing plant.  In addition to manufacturing the Insulfab products, the Taylorsville, NC plant was the primary manufacturing plant for several other products including:  flexible packaging for industrial and retail use, slit film for the building wire market and for telecommunication cable, and flexible composites and laminates for the wire & cable and industrial laminate markets.  Although we distinguish the revenues of the Insulfab product line at this facility, as we can for all products and product lines, a primary component of cost of sales and operating expense, salaries and wages, was not formally tracked by specific product or product line, as the labor skill sets used in the manufacturing processes were similar and interchangeable among the different production processes at this facility.  Additionally, facility costs (i.e., rent, property taxes, utilities, maintenance, repairs), as well as all corporate overhead allocations for certain administrative costs, are only allocated at the Coating & Laminating reporting unit level, which includes the Taylorsville, NC and Oxford, MA manufacturing facilities.

Given the above considerations, the Insulfab product line was not considered a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group in accordance with ASC 205-20.  Accordingly, we concluded that the Insulfab product line did not meet the definition of a component, and that the sale of the Insulfab product line should not be reported as a discontinued operation.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  Furthermore we understand that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  We also acknowledge that the

Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Do not hesitate to contact me if you have any questions about our responses to your comments.  Please contact me at (508) 819-4229  with any questions.

Sincerely,

CHASE CORPORATION

/s/ Kenneth L. Dumas

Kenneth L. Dumas
Chief Financial Officer and Treasurer